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                              May 10, 2022

       Bob Goeltz
       CFO
       Arcus Biosciences, Inc.
       3928 Point Eden Way
       Hayward, CA 94545

                                                        Re: Arcus Biosciences,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            10-K filed February
23, 2022 File No. 1-38419

       Dear Mr. Goeltz:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Critical Accounting Judgments and Estimates, page 77

   1.                                                   Please provide
disclosure relating to the critical accounting estimates underlying the recognition of revenue
relating to the Gilead agreements. The disclosure should be
                                                        incremental to the
disclosures provided in Note 8 and should describe the performance obligations and the
method and underlying assumptions in your estimation of standalone selling prices. Include
qualitative and quantitative information necessary to understand the estimation uncertainty
and the impact the critical accounting estimates have had or are reasonably likely to
have on financial condition or results of operations. Refer to Item
                                                        303(b)(3) of Regulation
S-K.
   2.                                                   Please provide
discussion of how you determined the research and development services are distinct from the
Domvanalimab license pursuant to ASC 606-10-25-19. Explain how this analysis differs
from the conclusions reached for the Etrumadenant and Quemliclustat licenses.
 Bob Goeltz
Arcus Biosciences, Inc.
May 10, 2022
Page 2




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at
202.551.3355 with any questions.



FirstName LastNameBob Goeltz                               Sincerely,
Comapany NameArcus Biosciences, Inc.
                                                           Division of
Corporation Finance
May 10, 2022 Page 2                                        Office of Life
Sciences
FirstName LastName